METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

November 7, 2014

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric McPhee, Staff Accountant

Re:	First Equity Properties, Inc. (Commission File No. 000-11777; CIK No. 0000726516) - Form 10-K for the fiscal year ended December 31, 2013, filed April 14, 2014

Ladies and Gentlemen:

On behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of the Company in response to a letter of comment from the Staff of the Securities and Exchange Commission dated November 4, 2014. Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven Shelley, Vice President and Secretary of the Company, at 469-522-4419 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Steven Shelley, Vice President First Equity Properties, Inc. 1603 LBJ Freeway, Suite 300 Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated November 4, 2014, with
respect to Form 10-K for the fiscal year ended
December 31, 2013, filed April 14, 2014
First Equity Properties, Inc.
Commission File No. 000-11777
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated November 4, 2014, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2013, of First Equity Properties, Inc. (the “Company” or “FEPI”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Form 10-K for the Year Ended December 31, 2013

Item 9A.  Controls and Procedures, Page 9

Comment/Observation No. 1.  Please confirm to us and revise your disclosure in future filings to clarify as of which period end the disclosure controls and procedures were effective.

Response to Comment/Observation No. 1.  Two typographical errors occurred under Item 9A, Controls and Procedures, on page 10, both of which should have reflected as of December 31, 2013, and not any other year end. The paragraph in question should have read correctly as follows:

“A review and evaluation was performed by management under the supervision and with the participation of the Principal Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2013. Based upon that most recent evaluation, which was completed at the end of the period covered by this Form 10-K, the Principal Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at December 31, 2013, to ensure that information required to be disclosed in reports that the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission (“SEC”) rules and forms. As a result of this evaluation and based thereon, there were no significant changes in the Company’s internal control systems over financial reporting during the period ended December 31, 2013, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

Future filings on behalf of the Company will contain the correct period end.

Note D - Notes Payable to Accrued Interest - Affiliate, Page 24

Comment/Observation No. 2.  Please revise the maturity schedule in future filings to properly reflect the notes payable amount and year of maturity as of the end of the latest balance sheet presented.

Response to Comment/Observation No. 2.  The Company, in future filings, will revise the maturity schedule to properly reflect the notes payable amount and year of maturity as of the end of the latest balance sheet presented.

FIRST EQUITY PROPERTIES, INC.

ACKNOWLEDGMENT

The undersigned, on behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission, dated November 4, 2014, does hereby acknowledge, on behalf of the Company, that:
1.           The Company is responsible for the adequacy and accuracy of disclosure in filings with the Securities and Exchange Commission (the “Commission”).

2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

3.           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 7th day of November, 2014.

FIRST EQUITY PROPERTIES, INC. By: /s/ Steven Shelley Steven Shelley, Vice President